SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR 12(G) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             INTEGRATED HOMES, INC.
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             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

COLORADO                                               84-1448176
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(STATE OR OTHER JURISDICTION OF INCORPORATION)         (I.R.S. EMPLOYER
                                                       IDENTIFICATION NO.)

            BOCA CORPORATE PLAZA, 1801 CLINT MOORE ROAD, SUITE 204,
                            BOCA RATON, FLORIDA 33487
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               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:    (561) 395-7424
                                                       ------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
         TO BE SO REGISTERED                  EACH CLASS IS TO BE REGISTERED

-----------------------------------   -----------------------------------------

-----------------------------------   -----------------------------------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                            COMMON STOCK, .001 VALUE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

ITEM 1.           BUSINESS

Integrated Homes, Inc. (the "Company") is a holding company whose primary operations are through Integrated Homes of Florida, Inc. ("IHF"), a wholly-owned subsidiary. IHF was founded in the State of Florida on June 1, 1998, by Philip Sergeant and David Rich. IHF was formed with the objective of developing community-wide, broad-band networks in "Master Planned Residential Communities" for the new community development and construction industry. IHF specializes in furnishing new homes with infrastructures and the equipment and services necessary to give homeowners improved access to the ever-increasing scope of entertainment, educational and communication services being developed "on-line."

The Company's headquarters are located at 1801 Clint Moore Road, Suite 204, Boca Raton, Florida 33487. Its telephone number is (561) 395-7424 and its fax number is (561) 338-6401.

HISTORY

The Company was incorporated on November 13, 1997, under the name of Automotive Technologies, Inc. ("ATI"), under the laws of the State of Colorado, and is in the early development stage of its business. Pursuant to an Agreement and Plan of Reorganization dated March 31, 1999 (the "Agreement"), by and among ATI, IHF and the shareholders of IHF (the "Shareholders"), the Shareholders exchanged all of the common stock of IHF in return for 3,441,700 shares of common stock of ATI. IHF became a wholly-owned subsidiary of ATI. The directors of ATI were replaced by Philip Sergeant, David Rich and Richard D. Wedel. On May 21, 1999, The Board of Directors authorized and approved changing the corporate name to Integrated Homes, Inc., and elected John Tomassini to the Board.

OPERATIONS

The primary operations of the Company are through IHF, its wholly-owned subsidiary. The Company has no significant operating history. Since its inception, the Company has engaged primarily in the development of its business. The Company's viability, profitability and growth depend upon successful establishment of its products and services within the new home construction industry, which cannot be assured. The prospects for the Company's success must be considered in light of the risks, expenses and difficulties often encountered in the establishment of a new startup business.

To date, the Company has not had any significant operating revenues and, while current orders for its products and services are high, the Company does not believe that its short term significant growth will come from the amount of revenues it collects, but rather from an accumulation of such orders. The Company anticipates that it will continue to incur costs in connection with the

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

development of its business; however, there can be no assurance as to when the Company will be able to achieve sufficient revenues to offset operating costs.

The Company's operations are driven by a "Connected Communities" concept whereby through the installation of a structured wiring system the Company is able to effectively link the homes of the community to each other during construction, connecting each such system to a private central computerized network to create a link for the purpose of enhanced community services and unity as more fully described below. Through the establishment of that infrastructure within the community, the Company believes it will later be able to deliver the full range of its electronic services and products to homeowners. The Company further anticipates that these products and services will also serve to enhance and unite entire residential communities. The Company's system is installed in the walls of new homes to accommodate the distribution of broadband low voltage services throughout the home. Currently, IHF has several existing contracts with developers and homeowners to provide its package of products and services to approximately 3,000 homes.

Through its structured wiring systems, the Company provides a variety of products: security systems, home entertainment systems, distributed audio packages and lighting and home management control. Additionally, it currently provides certain on-line monthly services such as security monitoring and satellite television access, and supplies varied residential on-line services from CATV, telephone, long distance, to ISP and advanced Internet and Intranet services.

The Company also provides community-wide enhancement systems through a fiber optic "backbone" within the communities themselves. These systems are integrated in "planned" communities and act as sophisticated networks which electronically connect the community through a basic infrastructure of common services which provide community wide control and information systems. This system allows homeowners to connect to a community "Intranet," provides for community visibility, controls access to the community, provides access to concierge services and many other benefits.

The Company provides services which connect the "Connected Communities" to the outside world. Through the community "Intranet" homeowners enjoy enhanced access to the following services: (i) local and long distance telephone services; (ii) CATV services; (iii) satellite television and DSS services; (iv) provision of Internet service at various access speeds; (v) community and regional visibility; and (vi) "Extranet" services.

The Company also targets homeowners during the home construction stage, involving itself directly with homeowners during the "option selection" process. The Company offers homeowners systems and equipment which the Company believes will enhance their lifestyle; these include security system and consumer electronic upgrades, satellite television dishes, home theater equipment, telephone systems, lighting control, intercoms, distributed audio packages, cable modems and simple home management systems. The Company offers homeowners these products as a package or as individual options/upgrades for the new home. The Company believes that marketing its products

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

to homeowners at the construction stage offers the consumer the unique opportunity to "future proof" their home with a wide range of hard to buy items.

The sale and installation of these products for homeowners paves the way for the Company's provision of the recurring services associated with such products. The Company believes that its products shall create an ongoing stream of revenues from the communities it has wired and equipped. The Company anticipates that a significant source of future revenue opportunities will arise from providing CATV, local telephone and long distance services, DSS and ISP services. Additionally, the Company currently receives recurring revenue from monitoring of security and alarm systems. Another stream of revenue is expected from equipment service and maintenance plans. The Company believes that it is prepared well and is currently in the position to execute there capabilities, needing only the essential capital for such implementation.

MARKET

The Company was formed to take advantage of the rapid growth in new home development and the installation of on-line services in the home. The Company offers its products and services to various levels of consumers. Currently, the Company has been successful in targeting new home construction developers and marketing its "Connected Communities" concept to communities of at least 300 homes in the $180,000 to $500,000 price range.

The Company believes that the demand for its products and services is strong and continues to grow. This demand is led, in part, by the increasing development and construction of new home communities and the rising use of on-line and multi-media services within the home. The Company hopes to fulfill this demand with its package of services as well as its technologically advanced equipment.

The Company believes that its products and services offer several advantages over the competition. The Company's package of products and services provides a single solution for homeowners. Installation at the time of construction give homeowners assurance that their homes will always be connected to numerous on-line services both within the community and from the outside world. Finally, the provision of ongoing quality service and maintenance gives consumers the confidence in their investments and ensures that their home electronic infrastructures will always be up to date with technology.

MARKETING

The Company currently markets its products and services through personal contact with major community developers and the respective homeowner associations. The Company's target market is community developments consisting of at least 300 homes which have a high potential for a quick rate of build out (production homes). The Company believes that this market has demonstrated willingness to establish and develop technologically sound homes and communities with infrastructures capable of providing all the electronic and on-line services which homeowners

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

demand. Management seeks a diverse customer base insuring that no one customer will account for a significant portion of the Company's sales. The Company believes that it is in a position to coordinate and advise developers regarding all available "Connected Community" products and services. The Company feels that it can provide consumers with a single point of contact to establish and maintain the capabilities of their new homes. The Company also believes it is in a position to offer its products to each community home buyer on an individual basis by providing tailored service packages. The perfection of on-line services and the development of the community "Intranet" are currently the Company's major priorities.

The Company has existing contracts which will result in the completion of over 3,000 homes. Additionally, the Company is currently in negotiations with several home developers which represent over 20,000 new homes. The Company anticipates a significant expansion in its contracts with home developers and homeowner associations in 1999 and well into the early 2000s. The Company believes it is in a strong position to take advantage of this rapidly expanding market need.

COMPETITION

There are currently several companies which provide similar products and services for new homes, however, none offers the comprehensive package of products and services currently provided by the Company. Therefore, the Company believes it will be unique in both its mission and objectives when fully operational. The Company anticipates its concept of providing a package of products and services will be successful and realize broad acceptance. However, there are very few barriers to entry into this industry and future competition may have an adverse effect on the Company and its operations.

ECONOMIC FACTORS

The Company's operations are directly dependent on new home construction rates, interest rates, growth rates in the industry and general economic conditions in the southeastern United States. The new home development market has been historically cyclical. Downturns in the economy will likely have adverse effects on the Company's business and its operations.

REGULATORY ISSUES

The Company believes it currently complies with all existing laws and regulations. However, the subsequent adoption or modification of state and local laws and regulations imposing controls and other restrictions on the home construction industry may materially and adversely affect the marketability of the Company's products and services, which would likely have a negative effect on the Company's financial conditions and its operations. The Company has made, and will continue to make, expenditures to comply with such laws and regulations. However, changes in laws and regulations may give rise to additional compliance costs or additional burdens to obtaining applicable regulatory approvals that could have a material adverse effect on the Company.

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

The subsequent adoption or modification of state and local laws and regulations imposing environmental controls, disclosure rules, zoning and other land use restrictions may materially and adversely affect the development of new home communities, which would likely have a negative effect on the Company's financial conditions and its operations. Additionally, there are various licensing requirements imposed on the Company. While based on the Company's experiences to date, the cost of compliance has not had, and is not expected to have, a material effect on the Company. Changes in laws and regulations may give rise to additional compliance costs that could have a material adverse effect on the Company. Further, licenses may be revoked for a variety of reasons, including the violation of regulations and the failure to maintain certain financial requirements. Revocation of licenses would also have material and adverse effect on the Company and its operations.

EMPLOYEES

As of July 1, 1999, the Company has 16 full-time employees. The Company expects to hire up to 15 additional employees by the end of this year for sales, intranet development and installation services.

REPORTS TO SECURITY HOLDERS

The Company intends to provide all of its shareholders with an annual report of the Company's operations, including audited financial statements, for the year ended December 31, 1998.

The public may read and copy any materials that the Company has on file with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling SEC at 1-800-SEC-0330.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein should be read in conjunction with the Consolidated Financial Statements of Integrated Homes of Florida, Inc. as of December 31, 1998, and the related notes thereto. The Company's Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States and have been audited by the Company's independent accountants.

The financial information in "Management's Discussion and Analysis of Financial Condition and Results of Operations" refers to the continuing operations of the Company.

RESULTS OF OPERATIONS

REVENUES. The Company's revenues for the six month period ended December 31, 1998 (fiscal 1998) were approximately $106,000. These revenues are primarily attributable to new home development activity, which activity is increasing as a result of the rise in the Company's existing market (South Florida). Revenue is also attributable the Company's ongoing contracts with home developers to install wiring and home technology products. In addition, the Company has derived revenues from recurring sources which include monthly fees for maintenance and monitoring services for products installed by the Company.

COST OF GOODS SOLD. Cost of goods sold for fiscal 1998 were $74,800. This primarily attributable to the cost of the equipment needed by the Company to install and provide its home services. Such equipment typically includes the wiring as well as audio, video and computer products.

OPERATING EXPENSES. Operating expenses for fiscal 1998 were approximately $540,100. Operating expenses are principally attributable to research and development costs, as well as personnel costs (salaries) and marketing costs.

NET LOSS. The Company had a net loss for fiscal 1998 of $508,945. This net loss resulted principally from costs associated with the start up of the Company.

LIQUIDITY AND CAPITAL RESOURCES

The Company used approximately $470,500 in cash for operating activities for fiscal 1998. This is primarily due to its net operating loss.

Cash used for investing activities for fiscal 1998 was $33,000. This was attributable to the purchase of property and equipment, and other capital expenditures necessary for the start-up of the Company's business.

Cash provided from financing activities was approximately $515,500 for fiscal 1998, which is principally due to the proceeds from borrowings made by the Company in the form of notes payable.

At December 31, 1998, the Company had outstanding notes payable totaling $351,166, a $164,298 obligation due to certain shareholders and related parties and no other material indebtedness except for trade credit.

At December 31, 1998, the Company had a shareholders' deficit of $474,274. For the year ended December 31, 1998 the Company's negative working capital (current assets minus current liabilities) was ($538,218), primarily due to current notes payable.

The Company intends to raise additional capital through a private offering of its common stock.

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

TRENDS

Currently, the Company is providing its structured wiring installations in three home communities. Three additional communities are expected to begin development within the next two months. The Company is realizing an average per home profit of $1,300 to $1,500. Growth is highly dependent on factors such as increasing construction rates and favorable interest rates.

As of the date hereof, the Company had a backlog of installations of approximately 3,000 homes. The Company is expected to address this backlog by raising capital through a private offering, institutional investments and conventional borrowings.

The Company is expecting capital costs as well as research and development costs to increase over the next 12 to 18 months. These increases are attributable to the Company's development of its own proprietary software and to the Company's desire to actively pursue acquisitions of companies which will enhance and add to the Company's current "Suite of Products." The Company's proprietary Intranet software will be used to provide on-line services to all of the Company's customers. Currently, the management team has budgeted $1 million for research and development expenditures. In addition, the Company is expected to increase its corporate staff to support the anticipated growth

SEASONALITY

The Company's operations are principally based on the new home community development market in South Florida. These markets have historically been seasonal with generally higher sales in the first and fourth calendar quarters. Therefore, the results of any interim period is not necessarily indicative of the results that might be expected during a full fiscal year.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. The Company has made certain adjustments to its equipment and software, including equipment purchases over the last two years, in order to make its systems Year 2000 compliant. The Company has not incurred material costs to date in this regard, and currently does not believe the cost of additional actions will have a material effect on our results of operations or financial condition. The Company currently believes that its systems are Year 2000 compliant in all material respects; however, its current systems may contain undetected errors or defects which with Year 2000 date functions that may result in material costs.

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

Failure of the Company's equipment, or software to operate properly with regard to the year 2000, and thereafter, could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on its business, results of operations, and financial condition. The Company has not yet developed a comprehensive contingency plan to address situations that may result if such systems fail; the cost of developing and implementing any such plan may itself be material. Finally, the Company is also subject to external forces that might generally affect industry and commerce.

FORWARD LOOKING STATEMENTS

From time to time, the Company makes statements about its future results in this Form 10-SB that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on our current expectations and the current economic environment. We caution you that these statements are not guarantees of future performance. They involve a number of risks and uncertainties that are difficult to predict. Our actual results could differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause our actual results to differ materially from those in the forward-looking statements, include, but are not limited to: (i) the continued growth in the new home community development market in South Florida; (ii) the general availability of financing at favorable rates; (iii) continued positive economic climate in the United States; (iv) competition in our existing lines of business; and (v) our ability to obtain and maintain working capital, whether internally generated or from financing sources (on acceptable terms) in order to finance our growth strategy.

ITEM 3.           PROPERTIES

The Company maintains its principal business address at Boca Corporate Plaza, 1801 Clint Moore Road, Suite 204, Boca Raton, Florida 33487, which consists of 4,000 square feet of leased space.

The Company's telephone number is (561) 395-7424.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the Company's Common Stock beneficially owned as of the date hereof, for (i) each shareholder known by the Company to be a beneficial owner of five percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers as a group. As of June 30, 1999, there are 14,670,300 shares of the Company's Common Stock, par value $.001 outstanding.

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

                                    NAME AND ADDRESS OF                                                PERCENT OF
    TITLE OF CLASS                   BENEFICIAL OWNERS                      NO. OF SHARES              CLASS (%)
-----------------------------------------------------------------------------------------------------------------
Common Stock            David Rich                                            2,111,520                   14.5
                        1801 Clint Moore Road, Suite 204
                        Boca Raton, Florida 33487
-----------------------------------------------------------------------------------------------------------------
Common Sock             Philip Sergeant                                       1,405,680                   9.6
                        1801 Clint Moore Road, Suite 204
                        Boca Raton, Florida 33487
-----------------------------------------------------------------------------------------------------------------
Common Stock            Richard D. Wedel                                       242,250                    1.7
                        3900 Woodcastle Road
                        Evansville, Indiana 47711
-----------------------------------------------------------------------------------------------------------------
Common Stock            John Tomassini                                            0                       0.0
                        200 East 71st Street, Apt. 40
                        New York, New York 10021
-----------------------------------------------------------------------------------------------------------------
Common Stock            Stone Pine Venture Lending, LLC                       1,377,660                   9.5
                        410 17th Street
                        Denver, CO 80202
-----------------------------------------------------------------------------------------------------------------
Common Stock            Officers and directors, as a group                    3,759,450                   25.8
                         (4 persons)
-----------------------------------------------------------------------------------------------------------------

ITEM 5.       DIRECTORS AND EXECUTIVE OFFICERS

              The executive officers and directors of the registrant are as follows:

NAME                        AGE         POSITION
----                        ---         --------

David Rich                   34         Chief Executive Officer/Director
Philip Sergeant              47         President/Director of Marketing/Director
Richard D. Wedel             51         Chairman of the Board of Directors
John Tomassini               54         Director

The Company has a well-rounded management team with individuals that complement each other to provide significant management capability, leadership and expertise in varied disciplines. A brief discussion of this management team is as follows:

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

DAVID RICH

Mr. Rich provides overall leadership for the strategic direction, corporate and field operations, customer services and finance aspects of the Company. Mr. Rich has served as the president of Integrated Homes of Florida. Mr. Rich has over 15 years of extensive experience in the commercial construction industry. Mr. Rich served as Vice President for five years of his family's mechanical business; this business has conducted over $350 million in contracts over the past 20 years. Mr. Rich has worked closely with local utility companies throughout the Untied States in an effort to provide consumers with bundled services. Mr. Rich has negotiated and executed major projects, including Bally's Western Theme Casino (Atlantic City, NJ), Atlantic Thermal Systems (various locations), IBM @ FAA Technical Center (Pomona, NJ), South Woods State Prison (Bridgeton, NJ), Atlantic Care Ambulatory Hospital (Cardiff, NJ) and Caesar's Hotel and Casino (Atlantic City, NJ). Over his career Mr. Rich has been responsible for more than 1,000 employees, company insurance plans, employee and company policies, significant vehicle fleets, strategic business plans and company sales and marketing plans.

PHILIP SERGEANT

Mr. Sergeant provides a diverse background with significant expertise particularly in the marketing field. Mr. Sergeant is formally educated in engineering. Mr. Sergeant has 25 years of extensive training in business management of large industrial companies. Mr. Sergeant served as a partner with a multi-national marketing consulting firm for eight years. Mr. Sergeant undertook significant marketing projects including developing the African market for a consortium of European manufacturers of hi-tech video and audio equipment, marketing a chain of health food restaurants from the first store through the establishment of 75 franchised operations and developing a significant export market for South Africa automotive product manufacturing. Mr. Sergeant acted as consultant for the British government with respect to preparation for the advent of the European Common Market. Prior to joining the Company, Mr. Sergeant spent 11 years consulting start-up operations by creating new marketing programs for the effective launch of various products and services. Mr. Sergeant's strengths lie in establishing unique and imaginative marketing programs that differentiate the Company's activities from that of the competition and create strong ownership of market share.

David Rich and Philip Sergeant have spent two years extensively researching the basis and trends in the industry. They possess a unique understanding of this market niche and the potential of various technologies in this market, the positioning of various players in the industry (e.g., community developers, media providers, infrastructure developers), and the opportunities available today as well as the potential for expansion in existent markets and the possibilities and requirements for national expansion.

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

RICHARD D. WEDEL

Richard D. Wedel has significant experience in providing consulting services. Mr. Wedel served as President of Horizontal Ventures, Inc., an oil and gas research and development company, from 1985 to 1998. In this position Mr. Wedel provided consulting services to various business ventures involved in the oil and gas industry. From 1998 to the present, Mr. Wedel has served as a consultant to various businesses with emphasis on providing start up funding and capital resources.

JOHN TOMASSINI

Mr. Tomassini has had extensive experience in the financial services industry. From February 1995 through June 1998 Mr. Tomassini served as President and Chief Operating Officer of Laidlaw Global Securities, Inc. In this position Mr. Tomassini was responsible for supervising over 200 employees in the areas of institutional brokerage services, asset management and investment banking. Mr. Tomassini has also served as National Director and Senior Vice President of Direct Investments for Shearson Lehman Hutton, Inc. With Shearson, Mr. Tomassini was responsible for marketing and promotional activities for a division which produced over $120 million in annual revenues. Mr. Tomassini serves as a director of Silver Screen Partners, a feature film joint venture with Walt Disney & Co., and Franchise Finance Corporation of America. Mr. Tomassini received his bachelor's degree in Economics from American International College, a Masters degree in Organizational Behavior from Wichita State University and a Masters degree in Business Administration from Suffolk University.

All directors hold office until the next annual meeting of shareholders of the Company and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal by the Board of Directors.

ITEM 6.           EXECUTIVE COMPENSATION

COMPENSATION OF OFFICERS

For the period ended December 31, 1998, the Company's executive officers did not receive compensation from the Company. The Company has entered into employment agreements with David Rich and Philip Sergeant (see description below).

COMPENSATION OF DIRECTORS

The Company will reimburse members of the Board of Directors for their expenses incurred in connection with their services as directors.

COMPENSATION OF OFFICERS - EMPLOYMENT AGREEMENTS

The Company recently entered into employment agreements with Messrs. Rich and Sergeant. The agreements memorialize the employment relationships that have existed between the respective individuals and the Company since the Company's inception. The agreements have an initial five year term through February 2004. Mr. Rich's agreement provides for his employment as Chief Executive Officer of the Company at a base salary of $110,000 per year with annual increases up to 35% as determined by the Board of Directors. Mr. Sergeant's agreement provides for his employment as President and Director of Marketing of the Company at a base salary of $102,500 per year with annual increases up to 35% as determined by the Board of Directors. Under the agreements, the Company also provides each officer with full medical and health insurance coverage, a 401(K) plan and a monthly automobile allowance.

The Company plans to adopt benefit packages including a stock option plan designed to provide incentives to its management personnel.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 31, 1999, the principal shareholders of ATI entered into a Voting Trust Agreement with the Shareholders of IHF governing the management of the Company. Under this Agreement the Shareholders of IHF act as trustees with the ability to vote the shares of all the parties to the Agreement on matters requiring shareholder vote.

ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The Company's Articles of Incorporation authorizes the issuance of up to 50,000,000 shares of Common Stock, $.001 par value. There are 14,670,300 shares of Common Stock currently issued and outstanding. The holders of the Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of Common Stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of Common Stock will not be subject to further call or redemption and will be fully paid and non-assessable.

The issuance of additional shares of the Company's Common Stock is solely within the discretion of the Company's Board of Directors. The Company anticipates the issuance of a substantial number of additional shares of Common Stock in connection with the further development of its business.

The Company may also issue additional shares of its Common Stock, through stock incentive plans, in connection with employment of certain employees and consultants. All such agreements and/or issuances will have prior approval of the Board of Directors. No such agreements or issuances have been made as of the date of this Form 10-SB

Nevada Transfer and Trust serves as the Company's transfer agent for its Common Stock.

                                                  PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Presently the shares of Common Stock of the Company are quoted on the OTC Bulletin Board Service under the stock symbol "HNET." However, there is no assurance that a trading market for the Common Stock will be sustained. Accordingly, investors may have to hold their securities indefinitely and may have difficulty in selling such securities if an active trading market does not develop.

The Company has not paid any dividends on its Common Stock and intends to retain all earnings for use in its operations and to finance the development and the expansion of its business. It does not anticipate paying any dividends on the Common Stock in the foreseeable future. The payment of dividends is within the discretion of the Company's Board of Directors. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company's operating and financial condition, among other factors.

ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any material litigation which is not incidental to the ordinary course of its business and operations.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

The Company recently sold 700,300 shares of Common Stock at $1.00 per share pursuant to a Confidential Private Offering Memorandum, dated April 1, 1999. The Company received $700,300 in gross proceeds from this Offering. The Company paid no cash commissions in connection with this Offering. This Offering was made pursuant to the exemption from registration provided in Rule 504 of Regulation D as promulgated under the Securities Act of 1933, as amended.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company has authority under Title 7, Article 109 of the Colorado Business Corporation Act to indemnify its directors and officers to the extent provided in such statute.

The provisions of the Colorado Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Colorado law. In addition, each director will be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws.

At present, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claim for indemnification by any officer or director.

                                    PART F/S

The Company's audited consolidated financial statements for the period ended December 31, 1998, immediately follow the signature page of this Form 10-SB.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

         (2) Agreement and Plan of Reorganization dated as of March 31, 1999, by and among the Automotive Technologies Inc., Integrated Homes of Florida, Inc. and the shareholders of Integrated Homes of Florida, Inc.

         (3)(i) Articles of Incorporation of the Company (formerly known as Automotive Technologies Inc.), as amended.

         (3)(ii)  Bylaws of Automotive Technologies Inc.

         (9) Voting Trust Agreement, dated as of March 31, 1999, by and among the principal shareholders of Automotive Technologies, Inc., and David Rich and Philip Sergeant as Trustees.

         (10.1) Employment Agreement, dated as of March 31, 1999, by and between Integrated Homes of Florida, Inc. and David Rich.

         (10.2) Employment Agreement, dated as of March 31, 1999, by and between Integrated Homes of Florida, Inc. and Philip Sergeant.

         (21)     Subsidiaries of the Registrant.

         (27.1)   Financial Data Schedule.

         (27.2)   Financial Data Schedule.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            INTEGRATED HOMES, INC.

DATE: JULY 16, 1999                       BY:         /s/ DAVID RICH
                                                  ------------------------------
                                            TITLE:      CHIEF EXECUTIVE OFFICER

                      INTEGRATED HOMES, INC. AND SUBSIDIARY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report.................................................F-2
Consolidated Balance Sheets..................................................F-3
Consolidated Statements of Operations........................................F-4
Consolidated Statements of Stockholders' Deficit.............................F-5
Consolidated Statements of Cash Flows........................................F-6
Notes to Consolidated Financial Statements............................F-7 - F-11

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Integrated Homes, Inc. and Subsidiaries
Boca Raton, Florida

         We have audited the accompanying consolidated balance sheet of Integrated Homes, Inc. as of December 31, 1998, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the period June 1, 1998 (Inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Homes, Inc. and Subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the period June 1, 1998 (Inception) through December 31, 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Integrated Homes, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net working capital deficiency raises substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts and classification of liabilities that might result from the outcome of this uncertainty.



                                              Feldman Sherb Horowitz & Co., P.C.
                                                    Certified Public Accountants

New York, New York
June 30, 1999

                      INTEGRATED HOMES, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET

                                                                                               December 31,    March 31,
                                                                                                   1998          1999
                                                                                               -----------    -----------
                                                                                                              (Unaudited)
     ASSETS
CURRENT ASSETS:
     Cash                                                                                      $    11,986    $   131,419
     Accounts receivable                                                                            17,538         47,316
     Inventories                                                                                    47,953         47,953
     Other current assets                                                                             --            1,915
                                                                                               -----------    -----------
     TOTAL CURRENT ASSETS                                                                           77,477        228,603

FURNITURE AND EQUIPMENT, net                                                                        63,944         65,762
                                                                                               -----------    -----------
                                                                                               $   141,421    $   294,365
                                                                                               ===========    ===========
     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
     Accounts payable                                                                          $    85,284    $   113,227
     Accrued expenses                                                                               29,245         71,295
     Notes payable                                                                                 351,166        398,166
     Due to stockholders                                                                           150,000        150,000
     Common stock to be issued                                                                        --          136,282
                                                                                               -----------    -----------
     TOTAL CURRENT LIABILITIES                                                                     615,695        868,970
                                                                                               -----------    -----------

STOCKHOLDERS' DEFICIT:
     Common stock, $.001 par value, 50,000,000 shares authorized;
       1,500,000 and 7,941,700 shares issued and outstanding, respectively                           1,500          7,942
     Additional paid-in capital                                                                     33,171      3,026,729
     Accumulated deficit                                                                          (508,945)    (3,609,276)
                                                                                               -----------    -----------
     TOTAL STOCKHOLDERS' DEFICIT                                                                  (474,274)      (574,605)
                                                                                               -----------    -----------
                                                                                               $   141,421    $   294,365
                                                                                               ===========    ===========

                 See notes to consolidated financial statements.

                      INTEGRATED HOMES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                 From
                                             June 1, 1998            Three
                                           (Inception) to         Months Ended
                                          December 31, 1998      March 31, 1999
                                            -----------           -----------
                                                                  (Unaudited)

REVENUES                                    $   106,020           $   152,565

COST OF GOODS SOLD                               74,800                74,737
                                            -----------           -----------

GROSS PROFIT                                     31,220                77,828
                                            -----------           -----------
EXPENSES:
   Research and development                     321,266                  --
   General and administrative                   218,899               178,159
                                            -----------           -----------
                                                540,165               178,159
                                            -----------           -----------
OPERATING LOSS                                 (508,945)             (100,331)

NONCASH IMPUTED COMPENSATION EXPENSE               --               3,000,000
                                            -----------           -----------
NET LOSS                                    $  (508,945)          $(3,100,331)
                                            ===========           ===========
LOSS PER SHARE - BASIC                      $     (0.34)          $     (1.75)
                                            ===========           ===========
WEIGHTED AVERAGE SHARES OUTSTANDING           1,500,000             1,771,574
                                            ===========           ===========

                 See notes to consolidated financial statements.

                      INTEGRATED HOMES, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT

                                                 Common Stock
                                          -------------------------    Additional                      Total
                                            Number of                   Paid-in       Accumulated    Stockholders'
                                             Shares        Amount       Capital         Deficit    Equity (Deficit)
                                          -----------   -----------   -----------    -----------    -----------
Balance, June 1, 1998 (Inception)           1,500,000   $     1,500   $    33,171    $      --      $    34,671

Net loss                                         --            --            --         (508,945)      (508,945)
                                          -----------   -----------   -----------    -----------    -----------
Balance, December 31, 1998                  1,500,000         1,500        33,171       (508,945)      (474,274)

Stock issued for services (unaudited)       3,000,000         3,000     2,997,000           --        3,000,000

Issuance of common stock pursuant
to share exchange agreement (unaudited)     3,441,700         3,442        (3,442)          --             --

Net loss (unaudited)                             --            --            --       (3,100,331)    (3,100,331)
                                          -----------   -----------   -----------    -----------    -----------
Balance, March 31, 1999 (Unaudited)         7,941,700   $     7,942   $ 3,026,729    $(3,609,276)   $  (574,605)
                                          ===========   ===========   ===========    ===========    ===========

                 See notes to consolidated financial statements.

                      INTEGRATED HOMES, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                            From
                                                                        June 1, 1998                   Three
                                                                       (Inception) to               Months Ended
                                                                       December 31, 19 98          March 31, 1999
                                                                         -----------                 -----------
                                                                                                     (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                                            $  (508,945)                $(3,100,331)
                                                                         -----------                 -----------
     Adjustments to reconcile net loss to net cash used in operations:
         Depreciation                                                          3,700                       3,500
         Noncash imputed compensation expense                                   --                     3,000,000

     Changes in assets and liabilities:
         Increase in accounts receivable                                     (17,538)                    (29,778)
         Increase in other current assets                                       --                        (1,915)
         Increase in inventories                                             (47,953)                       --
         Increase in accounts payable                                         85,284                      42,241
         Increase in accrued expenses                                         29,245                      42,050
                                                                         -----------                 -----------
           Total adjustments                                                  52,738                   3,056,098
                                                                         -----------                 -----------
NET CASH USED IN OPERATING ACTIVITIES                                       (456,207)                    (44,233)
                                                                         -----------                 -----------
CASH FLOWS INVESTING ACTIVITIES:
         Capital expenditures                                                (32,973)                     (5,318)
                                                                         -----------                 -----------
NET CASH FLOWS USED IN INVESTING ACTIVITIES                                  (32,973)                     (5,318)
                                                                         -----------                 -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from notes payable                                         351,166                      47,000
         Common stock to be issued                                              --                       136,282
         Increase (decrease) in due to stockholders                          150,000                     (14,298)
                                                                         -----------                 -----------
NET CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                              501,166                     168,984
                                                                         -----------                 -----------

NET INCREASE IN CASH                                                          11,986                     119,433

CASH - beginning of period                                                      --                        11,986
                                                                         -----------                 -----------

CASH - end of period                                                     $    11,986                 $   131,419
                                                                         ===========                 ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
     INFORMATION:
         Noncash investing activities:
           Contribution of fixed assets                                  $    34,671                 $      --
                                                                         ===========                 ===========

                 See notes to consolidated financial statements.

                      INTEGRATED HOMES, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        FOR THE PERIOD JUNE 1, 1998 (Inception) THROUGH DECEMBER 31, 1998

Integrated Homes of Florida, Inc. ("IHF") was formed in 1998 with the objective of developing community-wide, broad-band networks in "Master Planned Residential Communities" for the new community development and construction industry.

On March 31, 1999, IHF was acquired by Automotive Technologies, Inc. ("ATI"), a Colorado corporation, for 3,441,700 shares of ATI stock (the "Exchange"). The Exchange was completed pursuant to the Agreement and Plan of Reorganization between IHF and ATI. The Exchange has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of IHF, pursuant to which IHF is treated as the continuing entity. On May 21, 1999 the Board of Directors of ATI authorized and approved the changing of ATI's name to Integrated Homes, Inc. (the "Company").

The consolidated balance sheet at March 31, 1999 and the consolidated statements of operations and of cash flows for the three months ended March 31, 1999 are unaudited but include all adjustments which in the opinion of management, are necessary to the fair presentation of the financial position and results of operations for the periods then ended. All such adjustments are of a normal recurring nature. The results of the operations for any interim period are not necessarily indicative of results for a full fiscal year.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A. BASIS OF PRESENTATION - The Company's financial statements have been presented on a basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company intends to seek additional equity capital through additional equity offerings to adequately fund operations, working capital demands, and growth plans.

                  The Company has a working capital deficiency of $538,218 as of December 31, 1998. Accordingly, continued existence is dependent upon the Company' ability to resolve its liquidity problem, principally by obtaining additional equity capital or debt financing, neither of which can be assured.

         B. PRINCIPLES OF CONSOLIDATION - The financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany transactions have been eliminated.

         C. REVENUES - Revenues from contracts to install wiring and home technology products are recognized using the "percentage-of-completion-method", recognizing revenue relative to the proportionate progress on such contracts as measured by the ratio which costs incurred by the Company to date bear to total anticipated costs on each program.

         D. FURNITURE AND EQUIPMENT - Furniture and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets.

         E. INVENTORIES - Inventories consist of audio, video and computer products used in contractor showrooms or in model homes as marketing tools. These inventories will be sold as the product lines change or as model homes are sold to close out residential developments. The Company's management believes it will not sell inventories below cost.

         F. INCOME TAXES - Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

         G. FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying amounts reported in the balance sheet for cash, receivables, and accounts payable approximate their fair market value based on the short-term maturity of these instruments.

         H. ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         I. IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 1998, the Company believes that there has been no impairment of its long-lived assets.

         J. CONCENTRATION OF RISK - Credit losses, if any, have been provided for in the financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual or significant risks, in the normal course of business.

         J. COMPREHENSIVE INCOME - The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130) "Reporting Comprehensive Income". Comprehensive income is comprised of net loss and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distribution to stockholders. For the period ended December 31, 1998, the Company had deemed comprehensive income to be negligible.


         K. RESEARCH AND DEVELOPMENT - Research and development costs are expensed as incurred. These costs primarily consists of fees paid for the development of the Company's software. Research and development costs for the seven months ended December 31, 1998 were $321,266.

         L. EARNINGS (LOSS) PER SHARE - The Company has adopted the provisions of Financial Accounting Standards No. 128, "Earnings Per Share". Basic net loss per share is based on the weighted average number of shares outstanding. Potential common shares included in the computation are not presented in the financial statements as their effect would be anti-dilutive.

2.       FURNITURE AND EQUIPMENT

         Furniture and equipment are as follows:

                                                  ESTIMATED       DECEMBER 31,
                                                    LIFE              1998
                                                  ---------       ------------
               Tools and machinery                 5 Years        $     9,500

               Computer equipment                  5 Years             48,547

               Office equipment                    5 Years              2,433

               Office furniture                    7 Years              7,164
                                                                  -----------
                                                                       67,644

               Less: Accumulated depreciation                           3,700
                                                                  -----------
                                                                  $    63,944
                                                                  ===========

3.       COMMITMENTS

         The Company leases certain office and warehouse space, and equipment under operating leases commencing May 1999. These leases expires up to and through May 2003.

                  Minimum rental commitments are as follows:

                                   1999                           $    79,363

                                   2000                           $   101,865

                                   2001                           $    90,764

                                   2002                           $    89,150

                                   2003                           $    90,947

         The Company has entered into two employment agreements. The agreement with its President, is for a term through February 2004, it provides for an annual salary of $110,000 with annual increases determined by the Board of Directors. The agreement with its Director of Marketing, is for a term through February 2004 and provides for an annual salary of $102,500 with annual increases determined by the Board of Directors. Each agreement has potential bonus payments of up to 35% of the annual salary based upon certain performance milestones.

4.       RELATED PARTY TRANSACTIONS

         The Company has notes payable to related parties in the amount of $158,666. These notes are non-interest bearing and are payable upon demand.

         The Company has loans, payable to a shareholder aggregating $150,000, with interest at 1.5% above the prime rate. $100,000 has monthly interest payments with principal due in March 1999.$50,000 is due upon demand.

         The Company currently occupies office space leased by one of its shareholders on a monthly basis. Rent expense from inception to December 31, 1998 was $13,849.

         Prior to the Company's incorporation the majority stockholder incurred $321,266 for research and development costs for the Company's benefit. The research and development was financed from borrowings from third parties. Upon incorporation, the borrowings were assumed by the Company, and the related research and development costs have been expensed by the Company at the stockholders historical cost basis.

5.       NOTES PAYABLE

         Notes payable consist of the following:

          Notes payable to related parties (see Note 4)        $   158,666

          Notes payable due on demand with interest rates
          ranging from 0% to approximately 20.00%.                 192,500
                                                               $   351,166
                                                               ===========


6.       INCOME TAXES

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

         The provision (benefit) for income taxes differs from the amounts computed by applying the statutory federal income tax rate to income
         (loss) before provision for income taxes. The reconciliation is as follows:

            Taxes computed at statutory rate                          $(173,000)

            Research and development                                     96,000

            Income tax benefit not utilized                              77,000
                                                                      ---------
            Net income tax benefit                                    $      --
                                                                      =========

         The Company has a net operating loss carryforward for tax purposes totaling approximately $400,000 at December 31, 1998 expiring in the year 2013.

         Listed below are the tax effects of the items related to the Company's net tax liability:

            Tax benefit of net operating loss carryforward            $ 173,000
            Expenses not currently deductible for income tax purposes   (96,000)
                                                                      ---------
            Total                                                        77,000
            Valuation Allowance                                         (77,000)
                                                                      ---------
            Net deferred tax asset recorded                           $      --
                                                                      =========

7.       SIGNIFICANT CONCENTRATIONS

         During the period ended December 31, 1998, the Company derived 100% of its revenues from one customer.

8.       SUBSEQUENT EVENTS

         In March 1999 the Company issued 3,000,000 shares of common stock for services. The Company has recorded a non-cash expense of $3,000,000 representing the fair market value of the common stock.

         Subsequent to the Exchange the Company completed the following transactions: (i) issuance of 1,562,480 shares for a reduction of the Company's outstanding debt (ii) issuance of 4,465,820 shares for services provided to secure investment capital for the Company and
         (iii) the completion of a private placement of 700,300 shares of common stock at $1.00 per share.

                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION
--------                          -----------

         (2) Agreement and Plan of Reorganization dated as of March 31, 1999, by and among the Automotive Technologies Inc., Integrated Homes of Florida, Inc. and the shareholders of Integrated Homes of Florida, Inc.

         (3)(i) Articles of Incorporation of the Company (formerly known as Automotive Technologies Inc.), as amended.

         (3)(ii)  Bylaws of Automotive Technologies Inc.

         (9) Voting Trust Agreement, dated as of March 31, 1999, by and among the principal shareholders of Automotive Technologies, Inc., and David Rich and Philip Sergeant as Trustees.

         (10.1) Employment Agreement, dated as of March 31, 1999, by and between Integrated Homes of Florida, Inc. and David Rich.

         (10.2) Employment Agreement, dated as of March 31, 1999, by and between Integrated Homes of Florida, Inc. and Philip Sergeant.

         (21)     Subsidiaries of the Registrant.

         (27.1)   Financial Data Schedule.

         (27.2)   Financial Data Schedule.